SMI PRODUCTS, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

NOTICE OF POTENTIAL CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

August 22, 2007

This Information Statement is being furnished to holders of record of the common stock, par value $0.001 per share (the “SMI Common Stock”), of SMI Products, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by our stockholders is required in response to this Information Statement.  Proxies are not being solicited.

INTRODUCTION

On August 15, 2007, SMI Products, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Nile Therapeutics, Inc., a Delaware corporation (“Nile”) and the Company’s wholly-owned subsidiary, Nile Merger Sub, Inc., a Delaware corporation (“MergerCo”), pursuant to which Nile will complete an acquisition and recapitalization transaction (the “Merger”) with the Company.

This information statement is being furnished because pursuant to the terms of the Merger Agreement, certain persons may be elected or designated as directors of the Company otherwise than at a meeting of the stockholders, and the persons so elected or designated will constitute a majority of the directors of the Company. Pursuant to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated under the Exchange Act, the Company is required to transmit notice of such proposed action to the Company’s stockholders at least 10 days in advance of the effectiveness of such action. In this case, the proposed action would take place at the later to occur of 10 days following the mailing of this Information Statement to the Company’s stockholders or the closing of the Merger. In the event the Merger fails to close, there will be no change in the composition of the Company’s board of directors or management.

At the closing of the Merger:

☐	Pursuant to the Merger Agreement, we will cause MergerCo to merge with and into Nile, with Nile remaining as the surviving corporation and a wholly owned subsidiary of the Company;

☐
In connection with the Merger, each of the then issued and outstanding shares of common stock, $0.001 par value per share (“Nile Common Stock”) of Nile will be automatically converted into such number of shares of the SMI Common Stock, determined by dividing (x) 23,750,000 by (y) the aggregate number of shares of Nile Common Stock issued and outstanding immediately prior to the effective time, on a fully diluted basis, after giving effect to the conversion, exchange and exercise of all securities (including rights, warrants and options) directly or indirectly convertible for Nile Common Stock whether or not such securities are presently convertible, exchangeable or exercisable) (the “Exchange Ratio”), so that, after giving effect to such Merger, the holders of Nile Common Stock, on a fully-diluted basis, will hold approximately 95% of the issued and outstanding shares of SMI Common Stock. All outstanding warrants, options and other rights to purchase or acquire shares of Nile Common Stock outstanding immediately prior to the Merger shall convert into the right to purchase that number of shares of SMI Common Stock based upon and at exercise prices adjusted by the Exchange Ratio). After completion of the Merger (as defined below), Nile’s former stockholders will collectively hold approximately 95% of SMI Common Stock; and

☐
In connection with the Merger, Geoffrey Alison will resign as our sole director and Peter M. Strumph, Peter M. Kash, Joshua A. Kazam, and David M. Tanen, all of whom are currently directors of Nile, will be appointed directors of the Company immediately following the effective time of the Merger (the “Effective Time”). Additionally, upon completion of the Merger, the officers of the Company immediately prior to the Effective Time of the Merger shall resign their respective offices, and the current officers of Nile shall be appointed as our officers. See “Change of Control”.

The Merger is subject to customary conditions of closing, including a financing (the “Financing”) requirement regarding Nile. However, there can be no assurance that the conditions to closing will be fulfilled or that the Merger will ultimately be consummated.

Because of the proposed change in the composition of our board of directors and the exchange of securities pursuant to the Merger Agreement, there will be a change in control of the Company on the date the Merger is completed.

As of August 21, 2007, SMI had 100,000,000 shares of SMI Common Stock authorized for issuance, of which there are 755,100 shares of SMI Common Stock issued and outstanding, and 10,000,000 shares of preferred stock authorized, no shares of which are issued and outstanding. Each share of SMI Common Stock is entitled to one vote. We have no other voting or non-voting class or series of capital stock outstanding.

Please read this Information Statement carefully.  It describes the terms of the Merger Agreement and contains certain biographical and other information concerning the persons who are expected to become our executive officers and directors after completion of the Merger.

CHANGE OF CONTROL

On August 11, 2006, the Company, certain holders of the Company’s debt, certain stockholders of the Company and James Charuk, the record holder of 66.5% of the Company’s issued and outstanding SMI Common Stock, entered into a Stock Purchase Agreement (“Stock Purchase Agreement”) with Fountainhead Capital Partners Limited (“Fountainhead Capital”), pursuant to which the sellers agreed to sell to Fountainhead Capital the debtholders’ notes and 5,551,000 shares of the Company’s common stock for a purchase price, in the aggregate, of $637,500, plus the amount of any cash or cash equivalents on the Company’s balance sheet as of the closing of the transactions contemplated by the Stock Purchase Agreement. These shares represented approximately 73.5% of the issued and outstanding capital stock of the Company calculated on a fully-diluted basis. Effective February 9, 2007, the Company implemented a 1 for 10 share reverse stock split in connection with its reincorporation from Nevada to Delaware.

We have entered into the Merger Agreement with Nile and MergerCo, pursuant to which we will issue to Nile stockholders, in consideration of all of the outstanding capital stock of Nile, the same number of shares of SMI Common Stock. Upon completion of the Merger, Nile stockholders will hold approximately 95% of the issued and outstanding SMI Common Stock. All outstanding warrants, options and other rights to purchase or acquire shares of Nile Common Stock outstanding immediately prior to the Effective Time shall convert into the right to purchase the same number of shares of SMI Common Stock.

Upon the closing of the Merger, Mr. Geoffrey Alison will resign as our sole director and Peter M. Strumph, Peter M. Kash, Joshua A. Kazam, and David M. Tanen, all of whom are currently directors of Nile, will be appointed directors of the Company immediately following the Effective Time. Additionally, upon completion of the Merger, the officers of the Company immediately prior to the Effective Time shall resign their respective offices, and the current officers of Nile shall be appointed as our officers. All of the aforementioned changes are specifically conditioned on the closing of the Merger.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial stock ownership as of August 21. 2007 of (i) all persons known to us to be beneficial owners of more than 5% of SMI Common Stock; (ii) each director of our company and our executive officers, and (iii) all of our officers and directors as a group.  Each of the persons in the table below has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them, except as otherwise indicated.

Name	Number of Shares Beneficially Owned(1)	Percent of Outstanding Shares(1)
Fountainhead Capital Partners Limited
PO Box 456 Portman House Hue Street St Helier Jersey JE4 5RP	555,100	73.50%

Geoffrey Alison
5000 Noeline Ave. Encino, CA 91436	0	0.00%

Officers and directors as a group (four persons)	0	0.00%

(1)
For the purposes of this table, a person is deemed to have “beneficial ownership” of any shares of capital stock that such person has the right to acquire within 60 days of August 21, 2007.  All percentages for SMI Common Stock are calculated based upon a total of 755,100 shares outstanding as of August 21, 2007, plus, in the case of the person for whom the calculation is made, that number of shares of SMI Common Stock that such person has the right to acquire within 60 days of August 31, 2007.

The following table sets forth (a) the number of shares of Nile Common Stock; and (b) the number of shares SMI Common Stock beneficially owned as of the date hereof and immediately following the Merger by (i) those persons or groups known to beneficially own more than 5% of Nile Common Stock prior to the closing of the Merger, (ii) those persons or groups known to who will likely beneficially own more than 5% of SMI Common Stock following the Merger, (iii) each current director and each person that will become a director following completion of the Merger, (iv) each current named executive officer and each person that will become a named executive officer following completion of the Merger, (v) all current directors and named executive officers as a group and (vi) all directors and named executive officers on and after the completion of the Merger as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act.  Except as indicated below, the stockholders listed below possess sole voting and investment power with respect to their shares.

Name of Beneficial Owner	Number of Shares of Nile Common Stock Beneficially Owned Prior to Merger (1)	Beneficial Ownership of Nile Prior to Merger (1)	Number of Shares of SMI Common Stock Beneficially Owned Post Merger (2)	Beneficial Ownership Post Merger (2)
Peter M. Strumph (3) 2850 Telegraph Avenue Berkeley, CA 94704	0	0.00%	0	0.00%
Daron Evans (4) 2850 Telegraph Avenue Berkeley, CA 94704	0	0.00%	0	0.00%
Peter M. Kash (5) 689 Fifth Avenue, 14th Floor, New York, NY 10022	716,900	9.37%	2,138,595	8.88%
Joshua A. Kazam (6) 689 Fifth Avenue, 14th Floor, New York, NY 10022	729,000	9.53%	2,174,691	9.03%
David M. Tanen (7) 689 Fifth Avenue, 14th Floor, New York, NY 10022	596,500	7.80%	1,779,428	7.39%
Scott L. Navins 689 Fifth Avenue, 14th Floor, New York, NY 10022	75,000	0.98%	223,734	0.93%
Mayo Foundation For Medical Education and Research (8) 200 First Street SW, Rochester, MN 59905-0001	523,010	6.84%	1,560,199	6.48%
Officers, Directors, and 5% shareholders as a group	2,640,410	34.51%	10,364,364	32.72%

* Represents less than 1%.

(1)	For purposes of calculating beneficial ownership prior to the Merger, assumes the number of shares of Nile Common Stock deemed to be outstanding immediately prior to the Merger is 7,651,663.

(2)	For purposes of calculating beneficial ownership following the Merger, assumes the number of shares of SMI Common Stock deemed to be outstanding is 24,075,792.

(3)
Following the Merger, Mr. Strumph will exchange certain Nile stock options for stock options to purchase 989,583 shares of SMI Common Stock (the “Employment Options”), which shall vest, if at all, and become exercisable in three equal installments on the day before each anniversary of Mr. Strumph’s employment agreement. In addition, Mr. Strumph will exchange certain Nile stock options for options to purchase 886,929 shares of SMI Common Stock (the “Performance Options”), which shall vest, if at all, and become exercisable upon the successful completion of annual corporate and individual milestones. The options shall have an exercise price equal to the fair market value of Nile Common Stock, or approximately $2.65. Mr. Strumph also has the right to be granted certain Technology Options. See - “Employment Agreements.”

(4)
Following the closing of a financing, Mr. Evans will exchange certain Nile stock options for options to purchase 239,899 shares of SMI Common Stock (the “Employment Options”), which shall vest, if at all, and become exercisable in three equal installments on the day before each anniversary of Mr. Evans’ employment agreement. In addition, Mr. Evans will exchange certain Nile stock for options to purchase up to 288,461 shares of SMI Common Stock (the “Performance Options”), which shall vest, if at all, and become exercisable upon the successful completion of annual corporate and individual milestones. The options shall have an exercise price equal to the fair market value of the Nile Common Stock, or approximately $2.65. Mr. Evans also has the right to be granted certain Technology Options. See - “Employment Agreements.”

(5)	Includes 536,960 shares of SMI Common Stock that will be held by Mr. Kash’s wife for the benefit of each of their four minor children following the Merger.

(6)
Includes 178,787 shares of SMI Common Stock that will be owned by the Kash Family Trust following the Merger, for which Mr. Kazam serves as Trustee. Mr. Kazam controls the right to vote and dispose of the shares held by the Kash Family Trust, but has no pecuniary interest therein. Also includes 663,743 shares of SMI Common Stock that will be held by the Kazam Family Trust following the Merger, and 149,156 shares of SMI Common Stock that will be held by Mr. Kazam’s wife for the benefit of their minor daughter following the Merger.

(7)	Includes 149,156 shares of SMI Common Stock that will be held by Mr. Tanen’s wife for the benefit of their minor daughter following the Merger.

(8)	Includes 68,641 shares of Nile Common Stock issuable to Mayo pursuant to the terms of the Mayo License Agreement in consideration for certain grant funding. See - “License and Intellectual Property.”

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Upon the closing of the Merger, Geoffrey Alison will resign as our sole director and Peter M. Strumph, Peter M. Kash, Joshua A. Kazam, and David M. Tanen, all of whom are currently directors of Nile, will be appointed directors of the Company immediately following the Effective Time. Additionally, upon completion of the Merger, the officers of the Company immediately prior to the Effective Time shall resign their respective offices, and the current officers of Nile shall be appointed as our officers.

The following discussion sets forth information regarding our current executive officers, directors and key employees and our proposed executive officers and directors after the closing of the Merger.  If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, our director will vote for any substitute nominee or nominees who may be designated by Nile prior to the date the new directors take office.

Each member of our board of directors shall serve until his successor is elected and qualified.

Current Executive Officers and Directors

Name	Age	Positions
Geoffrey Alison	35	President, Treasurer, Secretary, Director

Mr. Geoffrey Alison

Mr. Geoffrey Alison has served as a President, Treasurer, Secretary and a director of SMI since August 2006. Mr. Alison has been registered with the NASD since 1999 and has worked as a General Securities Principal for various securities firms including Stock USA, Inc (January 1999 - October 2001) and Assent, LLC (November 2001 - August 2004). From September 2004 through the present date, Mr. Alison has been a registered General Securities Principal with ECHOtrade, a Philadelphia Exchange member firm, as a securities trader for his own capital and benefit. From July 2003 through January 2005, he served as Chief Financial Officer, Secretary and a director of Intrac, Inc. (OTCBB: ITRD) and from January 2005 through January 2006, he served as President, Secretary and a director of Cape Coastal Trading Corporation (OTCBB: CCTR). In October, 2002, Mr. Alison co-created Greenvest Industries, Inc. which manufactures pet products under the brand name Happy Tails Pet Beds. Mr. Alison is currently President and Chief Executive Officer of Greenvest Industries, Inc.

Officers, Directors and Key Employees Following Merger

Name	Age	Positions
Peter M. Strumph	44	Chief Executive Officer and Director
Daron Evans	33	Chief Operating Officer
Jennifer Hodge	39	Vice President, Clinical Operations
Peter M. Kash	46	Director
Joshua A. Kazam	30	Director
David M. Tanen	36	Secretary and Director
Scott L. Navins	36	Treasurer

Peter M. Strumph. Mr. Strumph serves as the Chief Executive Officer of Nile, and possesses over 10 years of cardiovascular drug development experience. Prior to joining Nile, Mr. Strumph served as the Senior Vice President, Operations for CV Therapeutics, Inc., (“CVT”), which discovers, develops, commercializes and sells cardiovascular therapeutic products. At CVT, Mr. Strumph had responsibility for several functions, including pharmaceutical development and manufacturing, marketing, quality assurance/control, clinical trial operations, project management and alliance management. Additionally, Mr. Strumph was a member of the CEO Executive Staff and served as the Chair of the Product Development Committee. Prior to joining CVT in 1997, Mr. Strumph served as Manager, Operations Planning and Development at Biogen, Inc. where he played an active role in Biogen’s transition from a research based company to a fully integrated profitable biotechnology company. Mr. Strumph received his MBA in Finance and Healthcare Management from The Wharton School at the University of Pennsylvania and his B.A.S., in Systems Science and Engineering from The University of Pennsylvania. He also served as a Lieutenant in the United States Navy.

Daron Evans. Mr. Evans serves as the Chief Operating Officer of Nile. Mr. Evans has extensive experience in drug development with over 10 years of professional experience. Prior to joining Nile, Mr. Evans served as Director of Business Assessment at Vistakon, a Johnson & Johnson company, where he led efforts to improve R&D efficiency and speed to market. Prior to that he was a Director of Portfolio & Business Analytics for Scios R&D (Johnson & Johnson), where he was responsible for a portfolio of 6 clinical stage programs and 5 preclinical stage programs. While at Scios, Mr. Evans also served as Project Manager for nesiritide's European Registration Trial. Mr. Evans also has experience as co-founder of a biotechnology diagnostic company, and has worked as a Management Consultant in the pharmaceutical industry with Booz Allen Hamilton. Mr. Evans received his MS in Biomedical Engineering from a joint program at UT Southwestern Medical School and UT Arlington School of Engineering, his MBA from the Fuqua School of Business at Duke University, and his BS Chemical Engineering from Rice University.

Jennifer Hodge. Ms. Hodge serves as the Vice President of Clinical Development of Nile. Ms. Hodge has 18 years of extensive drug development experience spanning discovery through commercialization, which experience was gained in the US, Canada and the United Kingdom. Prior to joining Nile, Ms. Hodge served as the Director of Project Management for CVT. Since 2000, while at CVT, Ms. Hodge has undertaken a variety of assignments of increasing scope and responsibility including the management of clinical trial operations staff, program-level clinical operations responsibility, project manager for several development projects, leadership of the project management function, starting and running CVT’s alliance management function, Project Team Leader for two pipeline development products, and membership on the CVT Product Development Committee. In addition, Ms. Hodge was responsible for critical special assignments including project managing the infrastructure and product-related activities associated first commercial launch, study start-up planning and contract negotiations for CVT’s largest clinical trial (the 6,500 patient outcomes study MERLIN TIMI 36), and developing processes which improved the link between development project spending and financial reporting and forecasting. Prior to CVT, Ms Hodge was a Global Clinical Team Leader at Quintiles, had Clinical Research Associate positions at Otsuka and Solvay, and had pharmacologist and development manager responsibilities at the James Black Foundation in London. Ms. Hodge received her bachelor’s degree in Biology with Honors in Pharmacology from the University of Edinburgh.

Peter M. Kash. In September 2004, Mr. Kash co-founded Two River Group Holdings, LLC (“Two River”) a venture capital firm that specializes in the creation of new companies to acquire rights to commercially develop early stage biotechnology products, where he serves the President and Chairman of Two River’s managing member, Two River Group Management, LLC. Mr. Kash is also the President and Chairman of Riverbank Capital Securities, Inc. (“Riverbank”) a NASD broker dealer. From 1992 until 2004, Mr. Kash was a Senior Managing Director of Paramount BioCapital, Inc., a NASD member broker dealer, specializing in conducting private financings for public and private development stage biotechnology companies as well as Paramount BioCapital Investments, LLC, a venture capital company. Mr. Kash also served as Director of Paramount Capital Asset Management, Inc. (the Paramount companies are collectively referred to as “Paramount”), the general partner of several biotechnology-related hedge funds and as member of the General Partner of the Orion Biomedical Fund, LP, a private equity fund. Mr. Kash currently serves as a member of Board of Directors of several privately held biotechnology companies. Mr. Kash received his B.S. in Management Science from SUNY Binghamton and his MBA in Banking and International Finance from Pace University. Mr. Kash is currently seeking his doctorate in Jewish education at the Yeshiva University. Mr. Kash will devote only a portion of his time to the business of the Company. Mr. Kash has been a Director of Nile since its inception.

Joshua A. Kazam. In September 2004, Mr. Kazam co-founded Two River and currently serves as Vice President and Director of Two River’s managing member, Two River Group Management, LLC. Mr. Kazam also serves as an Officer and Director of Riverbank. From 1999 to 2004, Mr. Kazam was a Managing Director of Paramount, where he was responsible for ongoing operations of venture investments, and as the Director of Investment for the Orion Biomedical Fund, LP. Mr. Kazam currently serves as a director of Velcera, Inc. a publicly reporting company, and an officer or director of several privately held companies. Mr. Kazam is a graduate of the Wharton School of the University of Pennsylvania. He will devote only a portion of his time to the business of the Company. Mr. Kazam has been a Director of Nile since its inception.

David M. Tanen.  In September 2004, Mr. Tanen co-founded Two River and currently serves as Vice President and Director of Two River’s managing member, Two River Group Management, LLC. Mr. Tanen also serves as an Officer and Director of Riverbank. Prior to founding Two River, from October 1996 to September 2004, Mr. Tanen was served as a Director of Paramount. Mr. Tanen also served as member of the General Partner of the Orion Biomedical Fund, LP. Mr. Tanen currently serves as an officer or director of several privately held biotechnology companies. Mr. Tanen received his B.A. from The George Washington University and his J.D. from Fordham University School of Law. He will devote only a portion of his time to the business of the Company. Mr. Tanen has been a Director of Nile since its inception.

Scott L. Navins. Mr. Navins currently serves as Treasurer of the Company. Since October 2005, Mr. Navins has been Vice President of Finance at Two River, where he is responsible for all accounting, finance and control activities. Prior to joining Two River, Mr. Navins was the Senior Controller at Westbrook Partners from 2003, where he managed the accounting for a $560 million real estate private equity fund, including financial and partner reporting, tax coordination, maintaining internal controls and overseeing a $300 million credit facility, among other things. Before that, Mr. Navins was a Senior Manager at Morgan Stanley, where he managed the accounting for a $2.4 billion real estate private equity fund. Prior to that Mr. Navins was an Associate in the Finance Group at BlackRock, Inc. and the Controller for a high-tech venture capital fund. Mr. Navins graduated with honors from The George Washington University in 1993, where he earned a Bachelors Degree in Accountancy. Mr. Navins will devote only a portion of his business time to the Company’s business.

Board of Directors’ Meetings

During the fiscal year ending December 31, 2006, our board of directors did not hold any meetings.

Director Compensation

Compensation of Company Directors

Since inception, the Company has not compensated directors for their services.

Compensation of Nile Directors

Nile does not compensate any non-employee member of our board of directors for serving as a board member, although the Nile, in its sole discretion, may decide to do so in the future.

Audit, Nominating and Compensating Committees

Because we only have one director, our board of directors has no standing Compensation, Nominating Committee or other committees performing similar functions, and acts as the Audit Committee. The Company has no operations, only limited resources. Our director believes that the costs of establishing such committees, including the funds necessary to recruit and retain independent directors to serve on such committees and document the committees’ policies, procedures and activities, including seeking the help of counsel therefore, would be better spent on complying with requisite disclosure rules and seeking an acquisition, sale, merger or other business combination opportunity for the Company.

Communication with our Director

Stockholders or other interested parties may communicate directly with our director by sending mail to Geoffrey Alison at122 Ocean Park Blvd., Suite 307, Santa Monica, CA 90405.

Director Attendance at Stockholders Meetings

The Company expects its director to attend annual meetings of the stockholders. The Company has not held an annual meeting of the stockholders.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s executive officers and directors, and persons who beneficially own more than 10% of the Company’s Common Stock, to file initial reports of ownership, and reports of changes of ownership, of the Company’s equity securities with the SEC and furnish copies of those reports to the Company. Based on a review of reports furnished to the Company and information available to the Company regarding the record ownership of shares, the Company has determined that all reports were timely filed.

Executive Compensation

Compensation of the Company Executives

Since our inception, none of our officers have been paid any compensation for their services to the Company as executive officers.

Compensation of Nile Executives

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Peter M. Strumph, Chief Executive Officer (1)	2006	0	0	0	0	0	0	0	0
Daron Evans, Chief Operating Officer (2)	2006	0	0	0	0	0	0	0	0
Jennifer Hodge, Vice President, Clinical Operations (3)	2006	0	0	0	0	0	0	0	0
Allen Gordon, Chief Exexutive Officer (4)	2006	0	0	0	0	0	0	0	0
Joshua Kazam, President (5)	2006	0	0	0	0	0	0	0	0

(1)	Peter M. Strumph
Chief Executive Officer

On May 16, 2007, Nile entered into a three year employment agreement with Mr. Strumph to serve as the Chief Executive Officer of Nile. Pursuant to the agreement, Mr. Strumph will also serve as a member of our Board of Directors during the term of his agreement. Mr. Strumph commenced his employment on June 4, 2007. Mr. Strumph will receive a base salary equal to $310,000.00 per annum. In addition, Mr. Strumph is eligible to receive an annual performance based bonus (the “Performance Bonus”) of up to $150,000 upon the successful completion of annual corporate and individual milestones at an exemplary metric (i.e., ahead of schedule, under budget, etc.). Mr. Strumph is also entitled to a cash bonus upon the successful completion of a merger or acquisition transaction. Mr. Strumph may also receive a variable cash bonus upon a change of control depending upon the valuation ascribed to Nile. Nile has also agreed to pay for up to $1,000,000 of life insurance for Mr. Strumph. He will be entitled to up to four (4) weeks of vacation per year and may participate in Company sponsored benefit plans (i.e., health, dental, etc.).

Following the closing of Merger, pursuant to the terms of Mr. Strumph’s Employment Agreement, the Company will exchange certain Nile stock options issued to Mr. Strumph for stock options to purchase 989,583 shares of SMI Common Stock (the “Employment Options”), which shall vest, if at all, and become exercisable in three equal installments on the day before each anniversary of Mr. Strumph’s employment agreement. In addition, we will exchange other Nile stock options issued to Mr. Strumph for options to purchase 886,929 shares of Nile Common Stock (the “Performance Options”), which shall vest, if at all, and become exercisable upon the successful completion of annual corporate and individual milestones in an exemplary manner (e.g., ahead of schedule, under budget). The Employment Options and Performance Options shall have an exercise price equal to the fair market value of SMI Common Stock following the Merger, which we anticipate will be approximately $2.65 per share. Additionally, in the event that the Company acquires by license, acquisition or otherwise, an additional biotechnology product or series of biotechnology products for development that is first identified by Mr. Strumph, then Nile shall grant to Mr. Strumph options (the “Technology Options”) to purchase additional shares of SMI Common Stock based upon the stage of development of the licensed technology. The Technology Options shall be exercisable for five years at an exercise price equal to the fair market value of the SMI Common Stock on the date of the grant.

In the event that Mr. Strumph’s employment is terminated as a result of his death or disability, the Company will pay him or his estate (a) his base salary for a period of six months thereafter; (b) expense reimbursement amounts through the date of his death or disability, (c) any accrued but unpaid performance bonus for a year prior to the year in which the Executive’s employment is terminated; (d) a pro rata performance bonus for the year in which the Executive’s employment is terminated; and (e) all Employment Options shall vest immediately and become exercisable. In the event that Mr. Strumph’s employment is terminated by the Company for “cause” or by Mr. Strumph other than for “good reason”, then the Company shall pay to him his base salary, accrued but unpaid Performance Bonus and expense reimbursement through the date of his termination. He shall have no further entitlement to any other compensation or benefits from the Company except as provided in the Company’s compensation and benefit plans. All of stock options, other than any Technology Options, that have not previously vested shall expire immediately. In the event that Mr. Strumph’s employment is terminated upon a change of control, by Mr. Strumph for “good reason” or by the Company for any other reason then the Company will (a) continue to pay to Mr. Strumph his base salary, Performance Bonus (based on the assumption that a realistic metric is achieved) and benefits for a period of one (1) year following such termination; (b) pay Mr. Strumph any accrued but unpaid Performance Bonus for the year in which the Executive’s employment is terminated; (c) pay Mr. Strumph any expense reimbursement amounts owed through the date of termination; and (d) all unvested Employment Options shall vest and become exercisable immediately and shall remain exercisable for a period of not less than five years.

(2)	Daron Evans
Chief Operating Officer

On January 19, 2007, Nile entered into a three year employment agreement with Daron Evans, to serve as Chief Operating Officer of Nile. Mr. Evans commenced his employment on February 19, 2007 and received a $25,000 signing bonus and the Company agreed to reimburse him for qualified moving expenses incurred in connection with his relocation to California. Mr. Evans will receive a base salary equal to $175,000 per annum. In addition, Mr. Evans is eligible to receive an annual performance based bonus (the “Performance Bonus”) of up to $60,000 based upon the successful completion of annual corporate and individual milestones at an exemplary metric. The Company has also agreed to pay for up to $1,000,000 of life insurance for Mr. Evans. He will be entitled to up to three weeks of vacation per year and may participate in Company sponsored benefit plans (i.e., health, dental, etc.).

Pursuant to Mr. Evans Employment Contract, Nile loaned Mr. Evans Forty Seven Thousands Dollars ($47,000.00) in order to assist him in the satisfaction of certain obligations owed to his prior employer, which is evidenced by a promissory note bearing interests at 4.75%.This promissory note will be repaid to Nile in three annual installments to be subtracted from Mr. Evans’ Performance Bonus, and will be repaid by within 10 days of termination of Mr. Evans’ employment prior to the end of his employment term.

Following the closing of Merger, pursuant to the terms of Mr. Evans’ Employment Agreement, we will exchange certain Nile stock options issued to Mr. Evans for stock options to purchase 239,899 shares of SMI Common Stock (the “Employment Options”), which shall vest, if at all, and become exercisable in three equal installments on the day before each anniversary of Mr. Evans’ employment agreement. In addition, we will exchange certain Nile stock options issued to Mr. Evans for options to purchase 288,461 shares of SMI Common Stock (the “Performance Options”), which shall vest, if at all, and become exercisable upon the successful completion of annual corporate and individual milestones in an exemplary manner (e.g., ahead of schedule, under budget). The Employment Options and Performance Options shall have an exercise price equal to the fair market value of SMI Common Stock following the Merger, which we anticipate will be approximately $2.65 per share. Additionally, in the event that the Company acquires by license, acquisition or otherwise, an additional biotechnology product or series of biotechnology products for development that is first identified by Mr. Evans, then The Company shall grant to Mr. Evans options (the “Technology Options”) to purchase additional shares of SMI Common Stock based upon the stage of development of the licensed technology. The Technology Options shall be exercisable for five years at an exercise price equal to the fair market value of the SMI Common Stock on the date of the grant.

In the event that Mr. Evans employment is terminated as a result of his death or disability, the Company will pay him or his estate (a) his base salary for a period of six months thereafter; (b) expense reimbursement amounts through the date of his death or disability, (c) any accrued but unpaid Performance Bonus for a year prior to the year in which the Executive’s employment is terminated; (d) a pro rata performance bonus for the year in which the Executive’s employment is terminated; and (e) all Employee Options shall vest immediately and become exercisable. In the event that Mr. Evans’ employment is terminated by the Company for “cause” or by Mr. Evans other that for “good reason”, then the Company shall pay to him his base salary, accrued but unpaid Performance Bonus and expense reimbursement through the date of his termination. He shall have no further entitlement to any other compensation or benefits from the Company except as provided in the Company’s compensation and benefit plans. All Employee Options and Performance Options that have not previously vested shall expire immediately. In the event that Mr. Evans employment is terminated upon a change of control, by Mr. Evans for “good reason” (which shall include relocation outside of the San Francisco metropolitan area) or by the Company for any other reason then that Company will (a) continue to pay to Mr. Evans his base salary, performance bonus and benefits for a period of one (1) year following such termination; (b) pay Mr. Evans any accrued but unpaid performance bonus for the year prior to the year in which the Executive’s employment is terminated; (c) pay Mr. Evans any expense reimbursement amounts owed through the date of termination; and (d) all unvested stock options shall vest and become exercisable immediately and shall remain exercisable for a period of not less than five years.

(3)	Jennifer Hodge
Vice President, Clinical Operations

On August 8, 2007, Nile entered into a Letter Agreement (the “Letter”) with Ms. Jennifer Hodge to serve as our Vice President of Clinical Development. Ms. Hodge will commence her employment on August 31, 2007. Ms. Hodge will be employed at-will and will receive an annual base salary equal to $170.000 and will be eligible to receive an annual discretionary bonus of up to 30% of her base salary based upon the successful accomplishment of individual and corporate performance goals to be agreed upon annually between Ms. Hodge and the Chief Executive Officer of Nile, which amount shall be pro-rated for the year 2007. Ms. Hodge will also be entitled to up to four weeks of vacation per year and may participate in Company sponsored benefit plans (i.e., health, dental, etc.).

Following the closing of Merger, pursuant to the terms of the Letter Agreement. we will exchange certain Nile stock options granted to Ms. Hodge for stock options (the “Employment Options”) to purchase 289,989 shares of SMI Common Stock. One quarter of the Employment Options shall vest and become exercisable on the first anniversary of the Letter. Thereafter, the Employment Options shall vest in equal amounts and become exercisable on the last day of each calendar month until all remaining Employment Options are fully vested and exercisable. The Employment Options shall have an exercise price equal to the fair market value of SMI Common Stock following the Merger, which we anticipate will be approximately $2.65 per share. Additionally, in the event that the Company acquires by license, acquisition or otherwise, an additional biotechnology product or series of biotechnology products for development that is first identified by Ms. Hodge, then Nile shall grant to Ms. Hodge options (the “Technology Options”) to purchase additional shares of SMI Common Stock based upon the stage of development of the licensed technology. The Technology Options shall be exercisable for five years at an exercise price equal to the fair market value of the SMI Common Stock on the date of the grant.

(4)	Allan Gordon
On August 10, 2007, Nile entered into a Separation Agreement and General Release (the “Separation Agreement “) with Dr. Allan Gordon, a former executive of Nile. Pursuant to the terms of the Separation Agreement, Nile will continue to Dr. Gordon his base salary, performance bonus and benefits until May 21, 2008. In addition, Nile will grant options to Dr. Gordon to purchase a number of approximately 200,000 shares of Nile Common Stock following the closing of the Financing. The options shall have an exercise price equal to the price per share of Nile Common Stock sold in the Financing. The options will convert at the Exchange Ratio into options to purchase shares of SMI Common Stock and the exercise price will be adjusted accordingly. The Company will also provide the executive with limited “piggy-back” registration rights and will reimburse him for attorney’s fees in an amount up to $12,500. In addition, the parties agree to release each other from any claims arising out of Dr. Gordon’s employment with Nile.

(5) Joshua Kazam served as President of Nile until January 15, 2007. During this time, he did not receive any compensation.

Option Grants in Last Fiscal Year

Company Option Grants

No options to purchase shares of SMI Common Stock were granted by the Company to any named executive officer during the fiscal year ended December 31, 2006.

Nile Option Grants

No options to purchase shares of Nile Common Stock were granted by Nile to any named executive officer during the fiscal year ended December 31, 2006.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Company Option Exercises and Holdings

No options to purchase the Company’s capital stock are currently outstanding.

Nile Option Exercises and Holdings

During the fiscal year ended December 31, 2006, no options to purchase capital stock of Nile held by named executive officers were exercised.

Certain Relationships and Related Transactions

Company Relationships and Related Transactions

At June 30, 2007 SMI was indebted to Fountainhead Capital, a shareholder holding approximately 73.5% of SMI Common Stock, in the amount of $165,901, comprised of (i) six (6) convertible promissory notes aggregating a principal balance of $92,558 due and payable on August 11, 2008; (ii) a convertible promissory note with a principal balance of $31,637 due on September 30, 2007, (iii) a convertible promissory note with a principal balance of $8,116 due on March 31, 2008 and (iv) a convertible promissory note with a principal balance of $33,590 due on June 30, 2008 (together, the “SMI Notes”, and each bearing an interest rate of 2% per annum). As a condition to the closing of the Merger, the principal balance of the SMI Notes and all accrued interest thereunder shall be converted into a number of shares of SMI Common Stock, which when aggregated with shares of SMI Common Stock presently held by all holders of SMI Common Stock shall be equal to 1,250,000 shares of SMI Common Stock.

Nile Relationships and Related Transactions

Nile was incorporated in August 2005 by Two River Group Holdings, LLC (“Two River”), a New York based merchant banking and venture capital firm specializing in the creation of development stage biotechnology companies. Peter M. Kash, Joshua A. Kazam and David M. Tanen, each a director and substantial stockholder of Nile, are the managing members of Two River. Mr. Tanen also serves as Nile’s Secretary, and Mr. Scott Navins, the Vice President of Finance for Two River, serves as Nile’s Treasurer. Additionally, certain employees of Two River, who are also stockholders of Nile, perform substantial operational activity for Nile, including without limitation financial, clinical and regulatory activities.

Mr. Kash, Mr. Kazam and Mr. Tanen are also officers and directors of Riverbank Capital Securities, Inc., a NASD member broker dealer (“Riverbank”). Nile has engaged Riverbank to assist it on a best-efforts basis to place the Financing and the consummation of the Merger. Riverbank will not receive any selling commission for its services in connection with the Offering. Nile will, however, reimburse Riverbank a non-accountable expense allowance of One Hundred Thousand Dollars ($100,000) for its expenses incurred in connection with the Financing. Nile has also agreed to indemnify Riverbank against any claims that may arise out of the Financing. Riverbank may, with the consent of Nile, engage additional third-party finders or brokers, who may be paid selling commissions for their services.

Nile has engaged Dr. John Burnett, the inventor of CD-NP, Nile’s lead product, as a consultant, pursuant to which Dr. Burnett serves as Chairman of Nile’s Scientific Advisory Board and will advise Nile with respect to the scientific development of CD-NP.

In addition to the potential milestone payments discussed above, that certain exclusive, worldwide, royalty-bearing license agreement (the “License Agreement”) with Mayo Foundation for Medical Education and Research (“Mayo”) for the rights to issued patents, patent applications and know-how relating to CD-NP for all therapeutic uses, requires Nile to issue shares of Nile Common Stock to Mayo for an equivalent dollar amount of grants received in excess of $300,000, but not exceeding $575,000 in grants. The shares are to be issued upon the completion the first equity financing after the receipt of the grant money. As of the date hereof, Nile has received $482,235 in grants. Accordingly, contemporaneously with the Closing, Nile will issue to Mayo shares of Nile Common Stock having a fair market value of $182,835, which would be equal to 23,010 shares of SMI Common Stock. In addition, to the extent Nile receives up to an additional $82,765 in grant money from Mayo, Nile would be obligated to issue additional shares to Mayo contemporaneously with the closing of the first equity financing thereafter.

In connection with the acquisition of Nile’s second product candidate, 2NXT-99, Nile will pay a finder’s fee to certain non-affiliated employees of Two River, which will consist of an aggregate of $100,000 in cash and warrants to purchase an aggregate of 75,000 shares of Nile Common Stock which, after the Merger, will be exchanged for warrants to purchase that number of shares of SMI Common Stock as determined by the Exchange Ratio, pursuant to the Merger Agreement.

Pursuant to a Consulting Agreement entered into between Nile and Fountainhead Capital Partners Limited (“Fountainhead Capital”), Nile has agreed to pay to a $500,000 consulting fee to Fountainhead Capital upon completion of the Merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

SMI PRODUCTS, INC.

Dated: August 22, 2007	/s/ Geoffrey Alison
Geoffrey Alison, President